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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPSWARE INC.
(Name of Subject Company)

OPSWARE INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Benjamin A. Horowitz
Chief Executive Officer
599 N. Mathilda Avenue
Sunnyvale, CA 94085
(408) 744-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
David W. Healy, Esq.
Robert A. Freedman, Esq.
R. Gregory Roussel, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Schedule 14D-9 contains the following exhibits:

        Exhibit A—Exhibit A is a joint press release relating to the proposed acquisition of Opsware Inc. ("Opsware") by Hewlett-Packard Company ("HP"), announced on July 23, 2007.

        Exhibit B—Exhibit B is a copy of a blog post written by Marc Andreessen, Chairman of the Board of Opsware, and posted on Mr. Andreessen's blog on July 23, 2007.

        Exhibit C—Exhibit C is a PowerPoint presentation that accompanied a conference call with HP and Opsware on July 23, 2007, to discuss HP's proposed acquisition of Opsware.

        Exhibit D—Exhibit D is an email from Benjamin Horowitz, President and CEO of Opsware, to all employees at Opsware on July 23, 2007, together with an attached message from Tom Hogan, Sr. Vice President & General Manager, HP Software.

        Exhibit E—Exhibit E is a list of frequently asked questions for Opsware employees related to the proposed acquisition.

Exhibit A

HP to Acquire Opsware Inc.

Editorial contacts:

Jean Kondo, HP
+1 510 823 4728 (Mobile)
Jean.kondo@hp.com

HP Media Hotline
+1 866 266 7272
pr@hp.com
www.hp.com/go/newsroom

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
www.hp.com
Acquisition positions HP to become a leader in the high-growth data center automation software market

PALO ALTO, Calif., July 23, 2007—HP today announced that it has signed a definitive agreement to purchase Opsware Inc. (Nasdaq: OPSW), a market-leading data center automation software company, through a cash tender offer for $14.25 per share, or an enterprise value (net of existing cash and debt) of approximately $1.6 billion on a fully diluted basis.

Upon closing, the acquisition will enhance HP's portfolio of Business Technology Optimization (BTO) software. Combining Opsware's solutions with HP's enterprise IT Management Software will deliver a comprehensive and fully integrated solution for IT automation. Opsware is the latest in a series of strategic software acquisitions, including Mercury Interactive and Peregrine Systems, which expands HP's leaderships in BTO.

"The acquisition of Opsware will enable HP Software to help our customers resolve one of their critical pain points: controlling the increasing complexity and cost of managing the data center," said Thomas E. Hogan, senior vice president, Software, HP. "We expect Opsware's outstanding team will help us drive leadership across our BTO offerings."

Opsware Chief Executive Officer Ben Horowitz said, "We are about to see one of the biggest application and infrastructure build-outs in history. The addition of Opsware to the HP Software portfolio will make HP the obvious choice for powering the next generation of data centers to come.

The acquisition of Opsware will extend HP Software's capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing changes and compliance requirements—with integrated process automation, removing the latency inherent in today's IT environments.

"Following last year's acquisition of Mercury Interactive, the addition of Opsware is expected to enhance HP's standing as one of the world's leading software companies and drive profitable growth for HP," said Ann Livermore, executive vice president, Technology Solutions Group, HP. "With this strategic acquisition, I believe customers will see HP as the clear vendor of choice to help them transform how they manage and automate IT to drive better business outcomes."

Following the close of the transaction, Opsware will become part of the HP Software business. At that time, HP also expects to appoint Ben Horowitz to lead the Business Technology Optimization reporting to Thomas E. Hogan, senior vice president, HP Software.

The acquisition will be conducted by means of a tender offer for all of the outstanding shares of Opsware, followed by merger of Opsware with an HP subsidiary. The tender offer is subject to a number of customary closing conditions, including regulatory approvals, and is expected to close before the end of HP's fourth fiscal quarter of 2007.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

About Opsware
Opsware, a leading data center automation company, unlocks the promise of technology by accelerating IT to zero latency. The company's software, the Opsware System, automates the entire data center, from provisioning to patching, configuration to compliance and discovery to deployment, turning data center operations into a competitive advantage for business. Opsware's technology is used by hundreds of companies worldwide including banks, service providers, retailers, manufacturers and Internet companies with IT environments ranging from hundreds to tens of thousands of servers, network devices, storage devices and IT processes. More information on Opsware is available at www.opsware.com.

About HP
HP focuses on simplifying technology experiences for all of its customers—from individual consumers to the largest businesses. With a portfolio that spans printing, personal computing, software, services and IT infrastructure, HP is among the world's largest IT companies, with revenue totaling $97.1 billion for the four fiscal quarters ended April 30, 2007. More information about HP (NYSE: HPQ) is available at www.hp.com.

Note to editors: HP news releases are available via RSS feed at www.hp.com/hpinfo/rss.html.

Forward-looking statements

 This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. HP shall not be liable for technical or editorial errors or omissions contained herein.

7/2007

Exhibit B

HP buys my company Opsware for more than $1.6 billion in cash

JULY 23, 2007

In September 1999, at the height of the dot com boom, a small group of colleagues and I started a new company, Loudcloud, based on the idea that the huge Internet infrastructure buildout then underway—by startups and big companies alike—required a new approach to running modern datacenters and computer systems at high scale: automation.

The eight years that have followed have been an unbelievable journey.

Loudcloud took off like a rocketship, raised $350 million in equity and debt financing, went public in March 2001, and was rapidly nearing $100 million in annual recurring managed services revenue when the entire market blew up and virtually all of our competitors and peers went bankrupt.

In September 2002, we did a complete restart as a public company—we sold our managed services business to EDS and turned Loudcloud into Opsware, a software company based on the core intellectual property developed at Loudcloud. Over the next five years, we executed on our original vision—automation of large-scale modern datacenters and computer systems—within this new model, and built a comprehensive family of state-of-the-art automation software products that power the full range of technologies you find in a modern datacenter, from servers and applications to networking and storage.

We have become the clear market leader, and today our software is in use at more than 350 of the largest and most advanced businesses and government agencies, including Goldman Sachs, JP Morgan Chase, Home Depot, GE, Microsoft, Samsung, Comcast, Tivo, and the US Department of Defense. Along the way, Opsware has grown to more than $100 million in annual revenue and over 550 employees, and has become one of the fastest-growing software companies in the world.

Today we have announced that Opsware is being acquired by Hewlett-Packard for more than $1.6 billion in cash, or $14.25 per share.

For Opsware, this means that our vision will now get delivered at much higher scale—being part of HP's software business will ensure that our software will be used by a much larger number of organizations and have an even more dramatic impact on the industry than we would possibly have been able to reach by ourselves over the next several years.

For HP, this means that HP instantly becomes the clear and overwhelming market leader in automation software for modern datacenters and computer systems. HP's software product family will now cover the vast majority of needs of any modern technology organization. HP has a first-class opportunity to define the architecture and be the major vendor of infrastructure—hardware and software—for the huge Internet buildout of the next 10 years.

And now, I have some people to thank...

  •
  A huge thank you to all of the outstanding people currently at Opsware, and all of the outstanding people who were at Loudcloud before that—especially the amazing number of people who have been with us from the very beginning. You all are one of the most impressive teams I have ever seen assembled in one place, and it has been a huge privilege for me to be able to work with you to build a real company.

  •
  Another huge thank you to my cofounders and partners, Ben Horowitz and Tim Howes. Ben and Tim are the best partners and friends anyone could be lucky enough to have. When the deal closes, Ben will be joining HP as the head of HP's Business Technology Optimization software organization—which includes all of HP's products formerly from Mercury, OpenView, Peregrine, Novadigm, and now Opsware. In that role, Ben will be responsible for more than $2 billion in annual revenue.

  •
  Thank you to all the customers and partners who have worked with us and supported us and helped us become the company we are today. Your support has meant the world to us and we will never forget it. And a special shout out to our friends at EDS and Cisco, who have been simply amazing.

  •
  Thank you to our investors—both the original investors such as Benchmark Capital and Ron Conway who believed in our dream from the start, and the new investors we picked up as our stock rose more than 40-fold since October 2002. One of my favorite facts about this deal is that at our acquisition price of $14.25 per share, everyone who bought and held stock in Loudcloud or Opsware in the public market at any time made money.

  •
  Finally, thank you to Mark Hurd, Ann Livermore, Shane Robison, and Tom Hogan at HP for your commitment to carry forward our idea and our dream. I look forward to seeing what you can do with our baby.

The lawyers made me add the following:

This blog entry is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Opsware common stock will be made only pursuant to an offer to purchase and related materials that HP intends to file with the Securities and Exchange Commission. Opsware stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Once filed, Opsware stockholders and other investors will be able to obtain copies of the tender offer statement on schedule "TO," the offer to purchase and related documents without charge from the Securities and Exchange Commission through the commission's website at www.sec.gov. Opsware stockholders and other investors also will be able to obtain copies of these documents, without charge, from Innisfree M&A Incorporated, the information agent for the offer, at +1 877 750 5838 or by email at info@innisfreema.com, from J.P. Morgan Securities, Inc, the dealer manager for the offer, at +1 877 371 5947, or from hp. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

This blog entry contains forward-looking statements that involve risk and uncertainty. All statements other than statements of historical fact could be deemed forward-looking statements, including the expected benefits of the transaction for Opsware and HP and any other statements of expectation or belief. These statement are subject to risks, including the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's SEC reports, including the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007.

HP to acquire Opsware Thomas Hogan, SVP, HP Software Ben Horowitz, CEO, Opsware Inc. © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

2 July 23, 2007 This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 (877) 371-5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER. Important Information

3 July 23, 2007 HP to acquire Opsware HP signed a definitive agreement to acquire Opsware Inc. Industry leader in Data Center Automation, one of the fastest growing segments of IT operations Tender offer of $14.25 per share, or an enterprise value of approximately $1.6 billion on a fully diluted basis, net of existing cash and debt Closing expected before the end of HP’s fourth fiscal quarter of 2007 Following the closing, Ben Horowitz is expected to lead the BTO organization within HP Software reporting to Tom Hogan

4 July 23, 2007 HP + Opsware Mitigates risk by driving automated change and compliance throughout the data center Reduces cost by automating repetitive, manual processes Solves customers’ biggest pain point in IT operations – managing change Extends capabilities to automate the entire datacenter: From initial provisioning through ongoing changes and compliance requirements Across servers, networks and storage devices With integrated process automation Removing the latency inherent in today's IT environments Combines market leadership in BSM, ITSM and DCA Provides HP with a leadership position in Data Center Automation

5 July 23, 2007 About Opsware Headquartered in Sunnyvale, CA Founded as a software company in August 2002 Public company with FY07 revenue of $101.7m (66% YOY growth) 550 full-time employees Fastest growing Server Provisioning vendor Leader in Network Change and Configuration Award-winning Run Book Automation 350 of the world’s largest companies are customers including: EDS BT Target Wells Fargo T-Mobile NetApp TiVO Sallie Mae

6 July 23, 2007 Why Data Center Automation? A $120B dollar labor problem Number of devices installed Doubling every 2 years Number of servers installed Doubling every 5 years Number of terabytes of storage Doubling every year 65 million devices installed by 2008 > 2 million terabytes installed by 2008 35 million servers installed by 2008 Servers Network Storage

7 July 23, 2007 And it’s only getting worse Yesterday Today Tomorrow Client/Server Applications confined to a small number of servers and the clients Virtualized Web 10,000’s servers & devices More dynamic environment New data center platform Web Architectures 1000’s of servers 1000’s of network devices Millions of Terabytes of storage The New Data Center

8 July 23, 2007 Combines with HP Software’s leading BSM and ITSM solutions to deliver the next-generation IT operations The Opsware solution Provides leading server/network change & compliance automation Enables closed-loop change execution processes Provides real-time, integrated view of dependencies between servers, networks, storage and processes Mitigates business impact of change Automates operational changes, compliance and processes Maximizes server and network to administrator ratios Provides 80% to 90% improvement in operational efficiencies Automates away expensive labor costs Provides end-to-end IT operations Integrates with leading service management and systems management solutions Accelerates incident remediation leveraging run book automation

9 July 23, 2007 Opsware customer benefits Leading technology provider Global IT service provider Global telco 40 incidents resulting in 20 outages per month reduced to zero Risk $100M projected annual operational savings Cost 2 weeks to provision a hotspot reduced to 6 hours Time

10 July 23, 2007 Why Opsware for HP? Leader in BTO acquires leader in one of the fastest growing segments of IT operations Positions HP as an industry leader in BSM, ITSM and DCA software and services Secures fast-growing revenue stream (66% in FY07) Results-driven, high-performance company with outstanding employees that are expected to be strong additions to HP

HP + Opsware Automating business outcomes in IT operations © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

12 July 23, 2007 HP BTO Software Centers Business Outcomes APPLICATIONS STRATEGY SAP, Oracle, SOA, J2EE, .Net Project & Portfolio Management Center CIO Office CTO Office SOA Center OPERATIONS Universal CMDB Business Availability Center Operations Center Network Management Center Service Management Center Change and Configuration Center Identity Center BSM ITSM Quality Center Performance Center Application Security Center (pending close of acquisition)

13 July 23, 2007 Industry leading comprehensive solution for IT automation HP + Opsware: IT Operations 2.0 Business Service Management Data Center Automation IT Service Management Business Service Infrastructure, Software, Run Book Automation Incident Management and Process Control Business Availability Center Network Automation Storage Automation Run Book Automation Server Automation Operations Center Network Management Center Service Management Center Change and Configuration Center Identity Center

14 July 23, 2007 Implications for HP Software Target HP configuration management to the client market Focus on application isolation and security configuration management Integrate identity management and network access control Target Opsware’s solution to the data center market Provides full virtualization support Offers integrated device and process configuration mgmt. Change and Configuration Center Universal CMDB is the HP solution Provides federation and reconciliation with authoritative repositories Opsware’s OMDB is the repository for data center configuration Will be federated with the Universal CMDB Universal CMDB

15 July 23, 2007 A winning combination World-class software team 3 HP + Opsware Accelerates our lead in IT automation and BTO 1 2 A comprehensive, integrated solution From automation of business services to infrastructure to processes combining BSM, DCA, and ITSM

Q&A © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

Questions

Appendix I: Opsware positioning slides © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

19 Yesterday Today Tomorrow Existing management systems were not built for the new data center architectures Opens an opportunity for a new vendor Client/Server Applications confined to a small number of servers and the clients Virtualized Web 10,000’s servers & devices More dynamic environment New data center platform Web Architectures 1000’s of servers 1000’s of network devices Millions of Terabytes of storage The New Data Center © 2007 Opsware Inc. All rights reserved.  Proprietary and confidential.

20 Opsware automates the complete lifecycle of the entire application infrastructure Systematic, automated way to manage the Data Center © 2007 Opsware Inc. All rights reserved.  Proprietary and confidential.

21 The broadest automation suite © 2007 Opsware Inc. All rights reserved. Proprietary and confidential.

22 Managing all technologies as one 3Com Blue Coat Check Point Cisco Systems Extreme Networks Foundry Networks Juniper Networks Nortel 1000+ Network Devices 36 vendors Brocade Cisco Systems EMC2 Engeni Hitachi IBM Network Appliance Sun Microsystems 100+ Storage Devices © 2007 Opsware Inc. All rights reserved.  Proprietary and confidential.

Providing strong ROI


Operational Costs
without Opsware
Reporting
Compliance
Troubleshoot
Active Inventorying
$22.7M
Security
Provision
Upgrade
Application Change
Global financial institution
$13.9M projected savings
Operational Costs
with Opsware
$8.8M

23
© 2007 Opsware Inc. All rights reserved. Proprietary and confidential.
OPSWARE INC
Automating IT

Appendix II: HP + Opsware IT operations use cases © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

25 July 23, 2007 Solving a customer problem with IT Operations 2.0 Incident in production at 4 am (BSM) Network problem surfaces into BAC dashboard –what do you do? (BSM) Log incident in service management system (ITSM) Isolate problem to a network change made on a blade server (BSM) Automate remediation – roll back change automatically on two network components and one server (DCA) Monitor end user experience (BSM) Close ticket (ITSM) Resolving a production incident

26 July 23, 2007 Solving a customer problem with IT Operations 2.0 Acme Co. is opening a new office and is adding 500 insurance agents onsite Current CPU utilization on existing claims application infrastructure is already constrained (BSM) Create RFC to add another server to the cluster (ITSM) Provision server from bare metal (DCA) Operating system Patch levels Applications Configuration settings Monitor CPU correction (BSM) Monitor new agents as they come on-line Close change request (ITSM) Executing a request for change

HP to acquire Opsware July 23, 2007

2 July 23,2007 This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 (877) 371-5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER. Important Information

Ben Horowitz CEO, Opsware Welcome

4 July 23,2007 Agenda Ann Livermore, EVP – Technology Solutions Group Tom Hogan, SVP – HP Software Mark Hipp – HP Software, Integration Executive Q&A

Technology Solutions Group Ann Livermore Executive Vice President

6 July 23,2007 HP to acquire Opsware HP signed a definitive agreement to acquire Opsware Inc. Industry leader in Data Center Automation, one of the fastest growing segments of IT operations Tender offer of $14.25 per share, or an enterprise value of approximately $1.6 billion on a fully diluted basis, net of existing cash and debt Closing expected before the end of HP’s fourth fiscal quarter of 2007

7 July 23,2007 TSG FACTS: $33B+ business 100,000 employees Personal Systems Group Todd Bradley Technology Solutions Group Ann Livermore Imaging & Printing Group Vyomesh Joshi Enterprise Storage & Servers HP Software HP Services You are here

8.July 23,2007 TSG mission To be the best at helping customers manage and transform their IT environments to optimize business outcomes

9 July 23,2007 Why Opsware for HP? Leader in Business Technology Optimization acquires leader in one of the fastest growing segments of IT operations Positions HP as an industry leader in BSM, IT Service Management and Data Center Automation software and services Secures fast-growing revenue stream (66% in FY07) Results-driven, high-performance company with outstanding employees that are expected to be strong additions to HP

10 July 23,2007 One of world’s largest technology companies Trusted global brand Doing business in 170 countries HP Software - One of world’s six largest software businesses Winning culture committed to employees and innovation Why HP for Opsware?

Thomas E. Hogan Senior Vice President HP Software

Mark Hipp Integration Executive Integration Planning

13 July 23,2007 Opsware - Integration Planning Activities Announcement July 23 Pre-Close July 23+ Close HP fiscal fourth quarter Day 1/Onboarding Integration planning starts here Communications Business as usual Kick-off of employee enablement activities Organization planning Offer letter acceptances Product roadmap released to customers Employees on HP systems Welcome event scheduled Products can be sold & delivered through HP We are here

14 July 23,2007 Your path to information ... AskHP@opsware.com

Q&A HP Software

Exhibit D

July 23, 2007

All,

        This morning we announced that HP is acquiring Opsware for $14.25/share which translates into a total market value (excluding cash) of $1.65B. A truly incredible accomplishment for a company that just 5 years ago had a market value of less than zero (excluding cash).

        We will have an all hands at 11 am PDT where I will explain everything in detail, but here is why I think the combination creates the best software company for Automating IT:

1.
The best product line—We have the best Data Center Automation product line in the world with leading products in Network, Server, Storage, and Process. HP has the best IT performance and test software in the world with the products they acquired when they bought Mercury Interactive. In addition, HP has market leading products in Ticketing (Peregrine) and Monitoring (OpenView) which were categories that were next on our acquisition list. The combination accelerates our product line development by 3-5 years and makes us the only company that can automate everything in IT.

2.
The best and biggest sales team—We have the best and most aggressive sales force in IT Automation. HP has the biggest sales force in IT Automation. Size does matter. Our ability to accelerate adoption of Opsware and to outsell the competition will be turbo boosted by the increased coverage and capabilities of the combined sales forces.

3.
The right leadership—1 and 2 won't matter if the wrong people are in charge. We've all seen acquisitions quickly dissolve under poor leadership and culture clashes. As part of this transaction, HP plans to appoint me to lead the Opsware, Mercury, OpenView, and Peregrine businesses (known inside HP as "BTO"). HP believes so much in our company that they want us to apply what we've done to their entire IT Software business. This will drive integrated success.

4.
The best people—we are the best team in the industry. That's why this is such a big (from a total dollar perspective) acquisition. HP wanted our people and they are going to put us front and center.

        I have attached a welcome letter from Tom Hogan who runs the HP Software business and I look forward to discussing this exciting opportunity further at 11 am PDT this morning. Following that, we will have executives from HP on site in Sunnyvale at 1 pm PDT. For questions on HP please email askHP@opsware.com and for HR questions please email askOpswareHR@opsware.com.

        Much more to come at the all hands.

-Ben
--
Ben Horowitz
President and CEO
Opsware Inc.
408-744-7508

Securities Law Disclosure:

        This email is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Opsware common stock will be made only pursuant to an offer to purchase and related materials that HP intends to file with the Securities and Exchange Commission. Opsware stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Once filed, Opsware stockholders and other investors will be able to obtain copies of the tender offer statement on schedule "TO," the offer to purchase and related documents without charge from the Securities and Exchange Commission through the commission's website at www.sec.gov. Opsware stockholders and other investors also will be able to obtain copies of these documents, without charge, from Innisfree M&A Incorporated, the information agent for the offer, at +1 877 750 5838 or by email at info@innisfreema.com, from J.P. Morgan Securities, Inc, the dealer manager for the offer, at +1 877 371 5947, or from hp. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Forward Looking Statements:

        This email contains forward-looking statements that involve risk and uncertainty. All statements other than statements of historical fact could be deemed forward-looking statements, including the expected benefits of the transaction for Opsware and HP, HP's plans for integration and any other statements of expectation or belief. These statement are subject to risks, including the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks described in HP's and Opsware's SEC reports.

Attachment to Email

Message from Tom Hogan

HP Signs Agreement to Acquire Opsware Inc.

Dear Opsware Employees—

        By now you may be aware of today's big news. HP has just signed a definitive agreement to acquire Opsware Inc., and it's a pleasure for me to have this opportunity to express our excitement about the plan and what it will mean to HP's business and customers. Your market-leading solutions will extend HP's IT operations solutions by expanding our data center automation offerings. Our combined solutions will enable our customers to automate the entire data center from initial provisioning of servers, networks and storage through ongoing changes and updates, with integrated process automation, removing the latency inherent in today's IT environments. Put simply, we will have the opportunity to create the next generation of capabilities in IT operations.

        By way of introduction, HP Software is the sixth largest software business in the world, but just as important, it is one of the fastest growing. As a company, we've made a major commitment to growing our enterprise software business. Our Business Technology Optimization (BTO) portfolio contains market-leading solutions in the strategy, applications and operations domains of IT management. We also support our customers' needs to manage escalating amounts of business information with our Business Information Optimization (BIO) solutions.

        Your solutions for data center automation will expand our leadership in IT operations. We understand and value the intellectual property you have developed. We are also tremendously enthusiastic about you as leaders and technologists who have built a company that is clear market leader. Moreover, following the closing, Ben Horowitz is expected to lead our important BTO organization within HP Software as a member of my management team.

        We expect the acquisition to close before the end of HP's fourth fiscal quarter, which ends on October 31. At that time Opsware would become part of the HP Software business. I also want to let you know that HP's intention is to acquire an operational business, and that means we expect to need most Opsware employees to continue in their current functions.

        Between now and the closing of the transaction, be assured that there will be no changes in the day-to-day business operations, and your management team will continue to operate business as usual. Our companies will operate as separate entities as the transaction goes through regulatory review and other closing processes. To answer questions about the acquisition, we plan to set up an informational link at askHP@opsware.com. This should be operational later today.

Best regards,
Tom Hogan

THIS MESSAGE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE "TO," THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT

INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

This message contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

Exhibit E

Frequently Asked Questions

July 23, 2007 HP to acquire Opsware Inc. Frequently Asked Questions for Opsware employees General and deal rationale
What is HP announcing? HP announced today that it has signed a definitive agreement to acquire Opsware Inc., a leading data center automation software company.

Why is HP acquiring Opsware?

The acquisition will extend HP Software's capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today's IT environments.

The proposed deal will establish HP as a leader in data center automation and expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing segments of IT operations.

The proposed deal also will solve our customers' biggest pain point in IT operations—managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP. Additionally, Opsware has a fast-growing revenue stream (66% in FY07) and an established, loyal customer base for its automated data center capabilities.

What does today's announcement mean for Opsware's market opportunity?

HP's agreement to acquire Opsware is a unique opportunity for Opsware to pursue Opsware's strategy to grow faster than the market and would give Opsware the resources to be a leader in data center automation and IT operations. By leveraging the strength of HP's brand and global footprint, Opsware will be in a position to penetrate more IT organizations. With this transaction, Opsware will instantaneously generate greater worldwide awareness for Opsware's data center automation solutions. The combination of HP and Opsware will accelerate our ability to shape the future of IT automation.

What does today's announcement mean for Opsware's employees?

Today's announcement is that HP and Opsware have signed an acquisition agreement, which is subject to certain closing conditions, whereby HP will acquire Opsware through a cash tender offer for all of the outstanding shares of Opsware, followed by a merger of an HP subsidiary with Opsware. We expect the acquisition to close in HP's fourth fiscal quarter of 2007, ending October 31. Between now and the closing of the transaction, Opsware will continue its day-to-day business operations.

What does today's announcement mean to your job at Opsware?

HP's intention is to acquire an ongoing business, and it is very clear that HP needs most employees to continue in their current functions to maintain this business. As with most acquisitions, there may be areas of overlap in certain roles. Final employment decisions will occur during the integration process after the closing of the acquisition.

What will happen to Opsware executives, such as Ben Horowitz?

Our expectation is that the Opsware leadership team will continue to focus on current business and will be active leaders in the integration within their respective functions. Following the close, Ben Horowitz is expected to lead the Business Technology Optimization organization within HP Software.

What is HP's vision for Opsware?

The Opsware acquisition would enhance the HP BTO portfolio, combining Opsware data center automation capabilities with existing HP Software business service management and IT service management solutions to deliver the next generation of IT operations.

How will our customers benefit?

Leveraging the HP brand, global reach and strength in IT management software, the acquisition would significantly enhance the ability to help Opsware customers manage their IT operations across the entire lifecycle—from end user to the data center.
HP would provide Opsware customers with access to the industry's broadest portfolio of enterprise IT management software, enabling them to align business and technology.
HP also has a worldwide presence with customers in more than 170 countries and would be able to more efficiently deliver a combined suite of solutions to global customers.
Furthermore, HP products are backed by a full range of services and support.

Will we get the funding/resources we need to continue developing and marketing Opsware products?

HP expects to continue to invest in Opsware technology and in marketing Opsware solutions as an important component of our BTO strategy.

How should Opsware and HP employees interact between now and when the deal closes?

Between now and the closing of the transaction, Opsware needs to continue its day-to-day business operations, and HP and Opsware will continue to operate as separate companies. Some integration planning will begin closer to when the acquisition closes, which may involve some Opsware employees.

Integration

 What will happen to the various product lines that we currently market?

HP intends to invest in Opsware products and support your existing customers. We also intend to strengthen the integration between Opsware and HP Software solutions.

Will our products be rebranded? How will Opsware products be sold?

Following the close of the acquisition, Opsware products would become part of the HP Software portfolio available from HP through the HP Software sales and service channels. More information about branding and the selling model will be available upon close of the acquisition.

How will Opsware be integrated within HP?

After closing, Opsware would become part of the HP Software business, led by Thomas E. Hogan, Senior Vice President. Following the close, Ben Horowitz is expected to lead the Business Technology Optimization organization within HP Software.

Will Opsware employees relocate to HP facilities? This will be determined as part of the integration planning process. Updates will be provided on an ongoing basis.

Opsware has strong partnerships, including EDS and Cisco. Will this continue after HP acquires us?

HP recognizes that Opsware has existing alliances with EDS and Cisco, which have contributed greatly to its success. HP already has a relationship with these vendors and will continue working with them for continuous support of existing customers and to develop new business opportunities.

When will HP publish an integration plan and roadmap?

Product and integration plans will be defined and communicated after the close of the acquisition. Integration planning will begin as the close approaches.

Where do Opsware employees go with questions about HP?

Upon closing the acquisition, HP will communicate with you to help integrate Opsware and HP people, processes and culture. HP will also provide orientation and receive training on HP contacts and where to go for HP-related information. We will also provide pointers to HP processes and resources. In the meantime, you can send questions about HP to your manager.

Compensation and benefits

 What will happen to my healthcare benefits?

HP offers a comprehensive and competitive compensation and benefits package to its employees. Total Rewards sessions, hosted by HP benefits and compensation representatives, will occur shortly after the close.
What will happen to my compensation and benefits? HP offers a comprehensive and competitive compensation and benefits package to its employees. More specific information will be shared later.

What does this mean for Opsware vested stock options?

Generally, at the close of the acquisition, any outstanding and vested options that have an exercise price less than $14.25 per share will receive cash equal to the difference between the $14.25 and the exercise price, multiplied by the number of such vested shares, subject to applicable tax and social insurance withholding requirements.

What does this mean for Opsware unvested stock options?

At the effective close of the acquisition, HP will convert Opsware outstanding and unvested options with an exercise price below $14.25 into HP options, subject to the following conditions:

• the option holder must be an employee or service provider of HP or an HP subsidiary immediately after the effective time,
• for non-U.S. employees:
• HP must be able to obtain applicable regulatory approvals or be able to convert such options under local laws, and
• conversion of the options must be in line with HP policies and practices in the applicable jurisdiction.

The number of options and the exercise price of those options will be adjusted according to a conversion ratio, as specified in the Merger Agreement, which will preserve the economic value of the options.

What does this mean for the restricted shares that Opsware employees have?

At the effective close of the acquisition, HP will pay employees who hold less than 500 restricted shares cash equal to $14.25 per restricted share, subject to applicable tax and social insurance withholding requirements.

How will employees on visas be affected?

Until the close of the acquisition, employees with visas will remain in their current Opsware status. Continuing employees who receive an offer of ongoing employment with HP will receive assistance from HP in transferring visa status.

How will the acquisition affect the Opsware Employee Stock Purchase (ESPP) Program?

The current ESPP offering period will continue until the current purchase date of August 31, 2007. Effective July 20, participants will be able to remain in the plan at their current participation level, reduce the participation level or withdraw prior to the purchase date. The ESPP will be terminated on August 31, 2007.

Important information

THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE "TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

These frequently asked questions contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

7/2007

QuickLinks

  Exhibit A
  Exhibit B
  Exhibit D
  Exhibit E